

June 11, 2014

Via E-mail
Zhenyong Liu
Chief Executive Officer
Orient Paper, Inc.
Science Park, Juli Road
Xushui County, Baoding City
Hebei Province, The People's Republic of China 072550

> **Re:** **Orient Paper, Inc.**
> **Registration Statement on Form S-3**
> **Filed May 20, 2014**
> **File No. 333-196111**

Dear Mr. Liu:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-3

General

1. We note that the agent for service of process is currently identified as an individual in the People's Republic of China. Please identify an agent for service of process in the United States.

Exhibit 5.2, Legality Opinion from DLA Piper LLP (US)

2. We note the following assumption in the third paragraph of the opinion: "each of the Opinion Documents will be governed by and construed in accordance with the law of the State of New York." The term "Opinion Documents" is defined to include the Warrant Agreements and the Unit Agreements as well as the Indenture. We note that the

Indenture filed as an exhibit expressly selects New York as governing law for the Indenture and the Securities (as defined in the Indenture). However, with regard to the Warrant Agreements and the Unit Agreements, please explain the basis for this assumption.

3. We note the reference in the next to last paragraph of the opinion to the opinion of Brownstein Hyatt Farber Schreck, LLP as "being filed as Exhibit 5.2." It appears that the Brownstein Hyatt opinion is actually filed as Exhibit 5.1. Please provide a revised version of the opinion that corrects this error.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Norman von Holtzendorff, Senior Counsel, at (202) 551-3237 or me at (202) 551-3611 with any other questions.

Sincerely,

/s/ A.N. Parker

Anne Nguyen Parker
Branch Chief

cc: Jack I. Kantrowitz – DLA Piper LLP (US) (via e-mail)